SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 50)*

Icahn Enterprises L.P.
(Name of Issuer)

Depositary Units Representing Limited Partner Interests
(Title of Class of Securities)

451100 10 1
(CUSIP Number)

Jesse Lynn, Esq.
Icahn Associates LLC
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 20, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 451100 10 1

1 NAME OF REPORTING PERSON
CCI Onshore LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /x/
(b)      /  /

3 SEC USE ONLY

4 SOURCE OF FUNDS
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
38,733,932

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
38,733,932

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,733,932

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.3%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 451100 10 1

1 NAME OF REPORTING PERSON
Gascon Partners

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /x/
(b)               /  /

3 SEC USE ONLY

4 SOURCE OF FUNDS
Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)  /  /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
22,811,224

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
22,811,224

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,811,224

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.5%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 451100 10 1

1 NAME OF REPORTING PERSON
High Coast Limited Partnership

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /x/
(b)               /  /

3 SEC USE ONLY

4 SOURCE OF FUNDS
Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
80,035,711

8 SHARED VOTING POWER
38,733,932

9 SOLE DISPOSITIVE POWER
80,035,711

10 SHARED DISPOSITIVE POWER
38,733,932

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
118,769,643

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
65.2%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 451100 10 1

1 NAME OF REPORTING PERSON
Highcrest Investors LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /x/
(b)               /  /

3 SEC USE ONLY

4 SOURCE OF FUNDS
Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
18,617,812

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
18,617,812

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,617,812

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 451100 10 1

1 NAME OF REPORTING PERSON
Thornwood Associates Limited Partnership

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /x/
(b)               /  /

3 SEC USE ONLY

4 SOURCE OF FUNDS
Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
6,194,671

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
6,194,671

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,194,671

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 451100 10 1

1 NAME OF REPORTING PERSON
Barberry Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /x/
(b)               /  /

3 SEC USE ONLY

4 SOURCE OF FUNDS
Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e) /  /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
6,194,671

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
6,194,671

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,194,671

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 451100 10 1

1 NAME OF REPORTING PERSON
Starfire Holding Corporation

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /x/
(b)               /  /

3 SEC USE ONLY

4 SOURCE OF FUNDS
Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
18,617,812

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
18,617,812

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,617,812

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 451100 10 1

1 NAME OF REPORTING PERSON
Little Meadow Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  /x/
(b) /  /

3 SEC USE ONLY

4 SOURCE OF FUNDS
Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
141,580,867

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
141,580,867

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
141,580,867

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
77.7%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 451100 10 1

1 NAME OF REPORTING PERSON
Carl C. Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /x/
(b)               /  /

3 SEC USE ONLY

4 SOURCE OF FUNDS
Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
166,393,350

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
166,393,350

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
166,393,350

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
91.4%

14 TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on September 24, 1990, as previously amended (the "Initial 13D"), is hereby further amended to furnish the additional information set forth in this Amendment No. 50 to the Initial 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 5.  Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Initial 13D are hereby amended and restated as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 166,393,350 Depositary Units, representing approximately 91.4% of the Issuer's outstanding Depositary Units (based upon: (i) the 178,183,925 Depositary Units stated to be outstanding as of May 3, 2018 by the Issuer in the Issuer's Form 10-Q filing filed with the Securities and Exchange Commission on May 3, 2018; plus (ii) the  3,950,922 Depositary Units issued to the Reporting Persons by the Issuer on June 20, 2018 in connection with a regular quarterly distribution of Depositary Units by the Issuer).

(b) CCI Onshore has sole voting power and sole dispositive power with respect to 38,733,932 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of High Coast, Little Meadow and Mr. Icahn (by virtue of their relationships to CCI Onshore) may be deemed to indirectly beneficially own the Depositary Units which CCI Onshore owns. Each of High Coast, Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Gascon has sole voting power and sole dispositive power with respect to 22,811,224 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Little Meadow and Mr. Icahn (by virtue of their relationships to Gascon) may be deemed to indirectly beneficially own the Depositary Units which Gascon owns. Each of Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

High Coast has sole voting power and sole dispositive power with respect to 80,035,711 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Little Meadow and Mr. Icahn (by virtue of their relationships to High Coast) may be deemed to indirectly beneficially own the Depositary Units which High Coast owns. Each of Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Highcrest has sole voting power and sole dispositive power with respect to 18,617,812 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Starfire and Mr. Icahn (by virtue of their relationships to Highcrest) may be deemed to indirectly beneficially own the Depositary Units which Highcrest owns. Each of Starfire and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Thornwood has sole voting power and sole dispositive power with respect to 6,194,671 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Barberry and Mr. Icahn (by virtue of their relationships to Thornwood) may be deemed to indirectly beneficially own the Depositary Units which Thornwood owns. Each of Barberry and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

(c) The following table sets forth all transactions with respect to Depositary Units effected during the past sixty (60) days by any of the Reporting Persons and not previously reported on Schedule 13D. All such transactions were acquisitions of Depositary Units from the Issuer in connection with a quarterly dividend.

Name of Reporting Person	Date of Transaction	Amount of Securities
CCI Onshore	06/20/2018	919,717

Gascon	06/20/2018	541,640

High Coast	06/20/2018	1,900,406

Highcrest	06/20/2018	442,070

Thornwood	06/20/2018	147,089

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the depositary units representing limited partner interests in Icahn Enterprises L.P., a Delaware limited partnership, is true, complete and correct.

Dated: June 21, 2018

CCI ONSHORE LLC

By: /s/ Keith Cozza
Name: Keith Cozza
Title: Secretary; Treasurer

GASCON PARTNERS

By: Little Meadow Corp., its managing general partner

By: /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: President; Authorized Signatory

HIGH COAST LIMITED PARTNERSHIP

By: Little Meadow Corp., its general partner

By: /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: President; Authorized Signatory

HIGHCREST INVESTORS LLC

By: /s/ Keith Cozza
Name: Keith Cozza
Title: Vice President

[Signature Page for Amendment No. 50 to Schedule 13D – Icahn Enterprises L.P.]

BARBERRY CORP.

By: /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

LITTLE MEADOW CORP.

By: /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: President; Authorized Signatory

STARFIRE HOLDING CORPORATION

By: /s/ Keith Cozza
Name: Keith Cozza
Title: Authorized Signatory

THORNWOOD ASSOCIATES LIMITED PARTNERSHIP

By: Barberry Corp., its general partner

By: /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page for Amendment No. 50 to Schedule 13D – Icahn Enterprises L.P.]